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                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549


                                  AMENDMENT NO. 2 TO
                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934

                              CHURCHILL TECHNOLOGY, INC.
                                   (Name of Issuer)

                                    ASHRAF MARWAN
                         (Names of Person Filing Statements)


                        COMMON STOCK, PAR VALUE $.02 PER SHARE
                            (Title of Class of Securities)


                                     171569 20 5
                                    (CUSIP Number)


                                 CRAIGH LEONARD, ESQ.
                                RICHARDS & O'NEIL, LLP
                                   885 THIRD AVENUE
                                  NEW YORK, NEW YORK
                                        10022
                                    (212) 207-1200
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                     June 10, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule13G to report the acquisition which is the subject of this Schedule13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement. /  /



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                                     SCHEDULE 13D
                                     ------------

CUSIP    NO. 171569 20 5

(1) Name of reporting persons................................   ASHRAF MARWAN
    S.S. or I.R.S. identification Nos. of
    above persons
 .............................................................

(2) Check the appropriate box if a                                (a)  /  /
    member of a group
    (see instructions)                                            (b)  /  /

(3) SEC use only ............................................

(4) Source of funds
    (see instructions) ......................................      PF

(5) Check if disclosure of legal
    proceedings is required pursuant to                            /  /
    items 2(d) or 2(e) ......................................

(6) Citizenship or place of
    organization ............................................      EGYPT


Number of shares beneficially owned by each reporting person with:

(7) Sole voting power .......................................      28,580,768

(8) Shared voting power                                            None

(9) Sole dispositive power ..................................      28,580,768

(10) Shared dispositive power................................      None

(11) Aggregate amount beneficially owned ....................      28,580,768
     by each reporting person



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(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions) ................................................   /  /

(13) Percent of class represented by amount in Row (11) ...........   19.7%

(14) Type of reporting person (see instructions) ..................   IN










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                       CHURCHILL TECHNOLOGY, INC. SCHEDULE 13D
                                   AMENDMENT NO. 2


NOTE: This Amendment No.2 amends and restates a Statement on Schedule 13D filed on March 25, 1996, as amended by an Amendment No.1 filed on April 12, 1996, in each case by Ashraf Marwan.

    This Amendment No.2 is being filed to amend Items 3 and 5 of the
Schedule 13D.  The information reported in Items 1, 2, 4, 6 and 7 of the
Schedule 13D has not changed since the date of Amendment No.1 thereto.

ITEM 1.  SECURITY AND ISSUER.

    This Statement on Schedule 13D ("STATEMENT") relates to the Common Stock, par value $0.02 per share (the "COMMON STOCK"), of Churchill Technology, Inc., a Colorado corporation ("CHURCHILL"), the principal executive offices of which are located at 181 Cooper Avenue, Tonowanda, New York 14150.

ITEM 2.  IDENTITY AND BACKGROUND.

    This Statement is being filed on behalf of Ashraf Marwan (the "REPORTING PERSON").

         (a-c, f) The Reporting Person, a citizen of Egypt, has his business address at 80 Park Street, Flat No.3, London W1Y 3HD, England. His present principal occupation is private investor.

         (d-e)     During the last five years, the Reporting Person has not
    been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On March 15, 1996 the Reporting Person used $700,000 of personal funds to purchase 14,000,000 shares of Common Stock pursuant to a Stock Purchase Agreement set forth as EXHIBIT 1 hereto (the "STOCK PURCHASE AGREEMENT").


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    On April 4 and 9, 1996, respectively, the Reporting Person used $375,000 and $135,000, respectively, of personal funds to purchase 7,500,000 and 2,700,000, respectively, shares of Common Stock pursuant to Stock Purchase Agreements set forth as Exhibits 2 and 3 hereto, respectively (the "STOCK PURCHASE AGREEMENTS").

    On June 10, 1997 the Reporting Person used $91,899 of personal funds to purchase 3,063,311 of Common Stock from Mr. Gamal Marwan who is referred to in
Item 5 below. The shares of Common Stock referred to in the preceding three paragraphs are referred to as "Shares".

ITEM 4.  PURPOSE OF TRANSACTION.

    The acquisition by the Reporting Person of Shares is being made as an investment. As of the date hereof, the Reporting Person does not have any plan or proposal which relates to or would result in any of the actions enumerated in
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person owns a total of 28,580,768 shares of Common Stock or 19.7% of the 144,819,086 shares of Common Stock believed by the Reporting Person to be outstanding. The Reporting Person notes that his adult son, Gamal Mohamed Ashraf Marwan ("MR.GAMAL MARWAN"), who does not share the residence of the Reporting Person, may be deemed to beneficially own certain shares of Common Stock. Mr. Gamal Marwan has filed a Schedule 13D reporting his interests in Churchill. The Reporting Person disclaims beneficial ownership of all shares of Common Stock beneficially owned by Mr. Gamal Marwan.

         (b) The Reporting Person has the sole power to vote and direct the votes and the sole power to dispose and direct the disposition of all shares of Common Stock held by him.

         (c) Paragraph (c) of Item 5 of this Statement is not applicable to the Reporting Person.

         (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned by the Reporting Person and shown in this Schedule 13D.

         (e)  Not applicable.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

    Except for the information set forth in Items 3 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to the securities of Churchill.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    The following are filed herewith as exhibits to this Statement and are incorporated herein by reference:

    1. Stock Purchase Agreement, dated March 15, 1996, between Ashraf Marwan and Churchill Technology, Inc. (previously filed as EXHIBIT 1 to the initial Schedule 13D.)

    2. Stock Purchase Agreement, dated as of April 4, 1996, between Ashraf Marwan and Churchill Technology, Inc. (previously filed as EXHIBIT 1 to the Amendment No. 1 to this Schedule 13D).

    3. Stock Purchase Agreement, dated as of April 8, 1996, between Ashraf Marwan and Churchill Technology, Inc. (previously filed as Exhibit 2 to Amendment No. 1 to this Schedule 13D).

    4. Power of Attorney dated April 9, 1996 by Ashraf Marwan appointing Craigh Leonard and Ann F. Chamberlain, acting alone, as attorneys-in-fact and agent.


                     [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]
















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                                      Signature
                                      ---------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:
July 14, 1997


                                        /s/  Craigh Leonard
                                       ----------------------------------
                                       Craigh Leonard, as Agent and
                                       Attorney-in-Fact for Ashraf Marwan







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EXHIBIT INDEX


Exhibit

1. Stock Purchase Agreement, dated March 15, 1996, between Ashraf Marwan and Churchill Technology, Inc. (previously filed as EXHIBIT 1 to the initial
    Schedule 13D).

2. Stock Purchase Agreement, dated as of April 4, 1996, between Ashraf Marwan and Churchill Technology, Inc. (previously filed as EXHIBIT 1 to the Amendment No. 1 to this Schedule 13D).

3. Stock Purchase Agreement, dated as of April 8, 1996, between Ashraf Marwan and Churchill Technology, Inc. (previously filed as EXHIBIT 2 to Amendment No. 1 to this Schedule 13D).

4. Power of Attorney dated April 9, 1996 by Ashraf Marwan appointing Craigh Leonard and Ann F. Chamberlain, acting alone, as attorneys-in-fact and agent.







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